Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of SMTC Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-44250) on Form S-8 and the registration statement (No. 333-115400) on Form S-1 of SMTC Corporation of our report dated April 6, 2009, with respect to the consolidated balance sheets of SMTC Corporation as of December 31, 2007 and January 4, 2009, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2006 and 2007 and the period from January 1, 2008 to January 4, 2009, and the related financial statement schedule, which report appears in the January 4, 2009 annual report on Form 10-K of SMTC Corporation.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

April 6, 2009